Exhibit 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone:  + 49 6172 609 2601
                                                 Fax:    + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone:  +  1 781 402 9000
                                                                Ext.: 4518
                                                 Fax:    +  1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------


                                                 November 02, 2004


                Fresenius Medical Care reports Third Quarter and

                            Nine Months Results 2004


Summary Third Quarter 2004:
---------------------------

The Company upgrades net income guidance for 2004.

Net Revenue                                   $ 1,577 million            + 12%
Operating Income (EBIT)                       $   214 million            +  9%
Net Income                                    $   102 million            + 17%
Operating Cash Flow                           $   209 million            +  3%
Free Cash Flow                                $   161 million            +  6%


Fresenius Medical Care AG, November 2, 2004                              1 of 15

Bad Homburg, Germany - November 2, 2004 -- Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced the results for the third quarter and the first nine months of 2004.

Third Quarter 2004
------------------

Revenue

Total revenue for the third quarter 2004 increased 12% (10% at constant currency) to $ 1,577 million. The consolidation of the Cardio Vascular Resources business and certain dialysis clinics in accordance with a new accounting regulation (FIN 46R) contributed approx. 2% to the growth rate. Dialysis Care revenue grew by 13% to $ 1,149 million (12% at constant currency) in the third quarter of 2004. Organic revenue growth worldwide was 7%. Dialysis Product revenue (including internal sales) increased 9% to $ 555 million (4% at constant currency) in the same period. The internal sales increased to $ 128 million after $ 119 million in the third quarter of 2003.

North America revenue increased 10% to $ 1,078 million, compared to $ 978 million in the same period last year. Dialysis Care revenue increased by 11% to $ 971 million. The average revenue per treatment increased to $ 291 in the third quarter 2004 (Q3 2003: $ 279). Dialysis Product revenue, including sales to company-owned clinics, was up 3% at $ 199 million. Product sales to the available external market was flat.

International revenue was $ 499 million, up 15% from the third quarter of 2003, an increase of 8% adjusted for currency. Dialysis Care revenue reached $ 177 million, an increase of 22% (14% at constant currency). Dialysis Products revenue, including sales to company-owned dialysis clinics, increased 13% to $ 357 million (5% at constant currency).


Fresenius Medical Care AG, November 2, 2004                              2 of 15

Earnings

Operating income (EBIT) increased 9% to $ 214 million resulting in an operating margin of 13.6% (Q3 2003: 14.0%). The decrease of 40 basis points was mainly due to price pressure in Japan as a result of bi-annual reimbursement rate reductions partially offset by operating improvements in Latin America. Compared to the third quarter 2003 the margin in North America remained stable at 14.0%. On a comparable basis excluding the new accounting regulation FIN 46R, the margin in North America would have been 14.2% which represents an increase of 20 basis points compared to the third quarter 2003. In our International segment the operating margin decreased by 120 basis points to 14.3% compared to the third quarter in the previous year. In the International segment the comparable margin would have been 14.5% in the third quarter of 2004.

Group net interest expenses decreased by 14% to $ 45 million, compared to $ 53 million last year. This positive development was mainly attributable to a lower debt level and the conversion of a portion of debt from fixed into variable interest rates.

Income tax expense was $ 67 million versus $ 56 million in the third quarter 2003, reflecting an effective tax rate of 39.8% compared to 39.1% in the third quarter of last year.

Net income in the third quarter 2004 was $ 102 million, an increase of 17%.

Earnings per share (EPS) in the third quarter 2004 rose 17% to $ 1.06 per ordinary share ($ 0.35 per ADS), compared to $ 0.90 ($ 0.30 per ADS) in the third quarter of 2003. The weighted average number of shares outstanding during the third quarter of 2004 was approximately 96.2 million.


Fresenius Medical Care AG, November 2, 2004                              3 of 15

Cash Flow

In the third quarter of 2004, the Company generated $ 209 million in net cash from operations. This performance was ahead of expectations and the net cash from operations represented about 13% of total revenue.

A total of $ 48 million (net of disposals) was spent for capital expenditures. This resulted in a Free Cash Flow before acquisitions of $ 161 million compared to the third quarter of 2003 with $ 152 million. This was another quarterly record for Free Cash Flow. The high level of Free Cash Flow was primarily supported by the increase in net income. In addition, the days sales outstanding
(DSO) were reduced by one day to 85 days in the third quarter compared to the second quarter 2004. Compared with the third quarter of the previous year DSO are reduced by 7 days.

A total of $ 22 million in cash was spent for acquisitions. The Free Cash Flow after acquisitions increased therefore by 7% to $ 139 million compared to $ 130 million last year.

First Nine Months 2004:
-----------------------

Earnings and Revenue

In the first nine months of 2004, net income was $ 294 million, up 24% from the first nine months of 2003. Net revenue was $ 4,588 million, up 13% from the first nine months of 2003. Currency adjusted, net revenue rose 10% in the same period. Operating income (EBIT) increased 14% to $ 625 million resulting in an operating margin of 13.6%. On a comparable basis (excl. the new accounting regulation FIN 46R) the operating margin would have been 13.8% vs. 13.5% for the first nine months 2003.


Fresenius Medical Care AG, November 2, 2004                              4 of 15

Group net interest expenses for the first nine months 2004 decreased by 14% to $ 137 million, compared to $ 159 million last year. Income tax expense was $ 193 million in the first nine months of 2004 versus $ 152 million in the same period in 2003. This reflects an effective tax rate of 39.7% compared to 39.0% in the first nine months of last year.

In the first nine months of 2004, earnings per ordinary share rose 24% to $
3.04. Earnings per ordinary ADS for the same period were $ 1.01.

Cash Flow

Cash from operations during the first nine months of 2004 was up 11% to $ 560 million compared to $ 503 million in the first nine months of 2003. A total of $ 143 million was spent for capital expenditures (net of disposals). This resulted in a record Free Cash Flow before acquisitions for the first nine months of 2004 of $ 417 million compared to $ 374 million for the same period in 2003. Net cash used for acquisitions was $ 74 million. The Free Cash Flow after acquisitions increased by 16% to $ 343 million compared to $ 295 million last year.


Patients - Clinics - Treatments

At the end of the third quarter 2004, Fresenius Medical Care served about 123,000 patients worldwide which represents an increase of 5%. North America provided dialysis treatments for ~84,600 patients (+4%) and the International segment for ~38,400 patients (+7%).

As of September 30, 2004, the Company operated a total of 1,595 clinics worldwide (1,125 clinics/+2% in North America and 470 clinics/+7%
International).

Fresenius Medical Care AG performed approximately 14.0 million treatments in the first nine months of 2004, which represents an increase of 6% year over year. North America accounted for 9.6 million treatments (+5%) and the International segment for 4.4 million (+9%).


Fresenius Medical Care AG, November 2, 2004                              5 of 15

Outlook 2004

Based on the strong performance in the first nine months of 2004 the company lifts its net income guidance for the full year 2004. After expecting a net income growth for 2004 in the mid teens the Company now expects net income growth to be in the high teens. The top-line revenue growth at constant currencies should remain in the high single digit range.


Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "Our operating fundamentals and our financial focus continues to translate into strong top line revenue growth and bottom line net income growth. We are particularly pleased with the results of Europe, North America and Latin America. Due to this good performance we upgrade our net income guidance for the full year 2004. In addition, we saw continued good performance in Free Cash Flow for the first nine months 2004 reaching our desired leverage ratio of debt to EBITDA at least one year early. This accomplishment provides an opportunity for increased investments in our business going forward".


Fresenius Medical Care AG, November 2, 2004                              6 of 15

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the third quarter and first nine months of 2004 on November 02, 2004 at 3.15pm CET / 9.15 EST. The company invites investors to listen to the live video webcast of the meeting at the Company's website www.fmc-ag.com in the "Investor Relations" section. A replay will be available shortly after the meeting.

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,595 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 123,000 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.


Fresenius Medical Care AG, November 2, 2004                              7 of 15

Fresenius Medical Care AG                 Three Months Ended                    Nine Months Ended
Statement of Earnings                        September 30,                        September 30,
-------------------------------------------------------------------------------------------------------------
(in US-$ thousands, except                  2004        2003   % Change          2004        2003   % Change
share and per share data)
(unaudited)
Net revenue
Dialysis Care                          1,148,863   1,018,092      12.8%     3,334,011   2,940,711      13.4%
Dialysis Products                        427,755     391,349       9.3%     1,253,965   1,134,364      10.5%
Total net revenue                      1,576,618   1,409,441      11.9%     4,587,976   4,075,075      12.6%

Cost of revenue                        1,059,501     946,005      12.0%     3,063,759   2,751,937      11.3%
Gross profit                             517,117     463,436      11.6%     1,524,217   1,323,138      15.2%
Selling, general and administrative      291,294     253,593      14.9%       861,126     736,133      17.0%
Research and development                  11,767      12,780      -7.9%        38,169      37,258       2.4%
Operating income (EBIT)                  214,056     197,063       8.6%       624,922     549,747      13.7%

Interest income                           (4,188)     (2,657)     57.7%        (9,908)     (9,254)      7.1%
Interest expense                          49,525      55,344     -10.5%       147,267     168,668     -12.7%
Interest expense, net                     45,337      52,687     -14.0%       137,359     159,414     -13.8%
Earnings before income taxes             168,719     144,376      16.9%       487,563     390,333      24.9%
and minority interest
Income tax expense                        67,126      56,493      18.8%       193,388     152,059      27.2%
Minority interest                           (539)        563    -195.7%           367       1,593     -77.0%
Net income                               102,132      87,320      17.0%       293,808     236,681      24.1%

Operating income (EBIT)                  214,056     197,063       8.6%       624,922     549,747      13.7%
Depreciation and amortization             57,540      53,996       6.6%       171,367     158,983       7.8%
EBITDA                                   271,596     251,059       8.2%       796,289     708,730      12.4%

Total bad debt expenses                   31,839      27,572                   94,528      78,204

Earnings per Ordinary share                $1.06       $0.90      16.9%         $3.04       $2.44      24.2%
Earnings per Ordinary ADS                  $0.35       $0.30      16.9%         $1.01       $0.81      24.2%

Earnings per Preference share              $1.07       $0.92      16.8%         $3.09       $2.50      23.9%
Earnings per Preference ADS                $0.36       $0.31      16.8%         $1.03       $0.83      23.9%

Average weighted number of
shares
Ordinary shares                       70,000,000  70,000,000               70,000,000  70,000,000
Preference shares                     26,247,417  26,188,575               26,231,287  26,188,575

Percentages of revenue
Cost of revenue                             67.2%       67.1%                    66.8%       67.5%
Gross profit                                32.8%       32.9%                    33.2%       32.5%
Selling, general and administrative         18.5%       18.0%                    18.8%       18.1%
Research and development                     0.7%        0.9%                     0.8%        0.9%


Fresenius Medical Care AG, November 2, 2004                              8 of 15

Fresenius Medical Care AG                           Three Months Ended              Nine Months Ended
Segment and Other Information                          September 30,                  September 30,
--------------------------------------------------------------------------------------------------------------
(in US-$ million)                                     2004      2003   % Change      2004      2003   % Change
(unaudited)
Net revenue
North America                                        1,078       978     10.3%      3,127     2,862      9.3%
International                                          499       431     15.4%      1,461     1,213     20.4%
Total net revenue                                    1,577     1,409     11.9%      4,588     4,075     12.6%

Operating income (EBIT)
North America                                          151       137     10.5%        434       387     12.0%
International                                           71        67      6.8%        217       181     19.8%
Corporate                                               (8)       (7)    29.2%        (26)      (18)    37.5%
Total operating income (EBIT)                          214       197      8.6%        625       550     13.7%

Operating income in percentage of revenue
North America                                         14.0%     14.0%                13.9%     13.5%
International                                         14.3%     15.5%                14.9%     14.9%
Total                                                 13.6%     14.0%                13.6%     13.5%

Employees
Full-time equivalents (Sept. 30 compared to Dec. 31)                               44,262    41,097
--------------------------------------------------------------------------------------------------------------


Reconciliation of non US-GAAP
financial measures to the most directly           Three Months Ended      Nine Months Ended
comparable US-GAAP financial measures               September 30,           September 30,
----------------------------------------------------------------------------------------------
(in US-$ million)                                     2004       2003         2004       2003
(unaudited)
Segment information North America
Net revenue                                          1,078        978        3,127      2,862
Costs of revenue and research and development          772        708        2,253      2,093
Selling, general and administrative                    155        133          440        382
Costs of revenue and operating expenses                927        841        2,693      2,475
Operating income (EBIT)                                151        137          434        387

Annualized EBITDA
Operating income (EBIT) last twelve months                                     833        734
Depreciation and amortization last twelve months                               228        210
Non cash charges                                                                14          8
Annualized EBITDA                                                            1,075        952
----------------------------------------------------------------------------------------------


Fresenius Medical Care AG, November 2, 2004                              9 of 15

Fresenius Medical Care AG                                      September 30,    December 31,   September 30,
Balance Sheet                                                    (unaudited)                     (unaudited)
------------------------------------------------------------------------------------------------------------
(in US-$ million)                                                      2004            2003            2003
Assets
Current assets                                                        2,428           2,206           2,216
Intangible assets                                                     3,975           3,870           3,845
Other non-current assets                                              1,318           1,427           1,341
Total assets                                                          7,721           7,503           7,402

Shareholders' equity and liabilities
Current liabilities                                                   1,738           1,412           1,550
Long-term liabilities                                                 2,547           2,847           2,818
Shareholders' equity                                                  3,436           3,244           3,034
Total shareholders' equity and liabilities                            7,721           7,503           7,402

Equity/assets ratio:                                                     45%             43%             41%


Debt
Short term borrowings                                                   157              90             105
Short-term borrowings from related parties                                7              30              95
Current portion of long-term debt and capital lease obligations         306              90              57
Long-term debt and capital lease obligations, less current portion      819           1,112           1,126
Trust Preferred Securities                                            1,230           1,242           1,199
Accounts receivable securitization program                               --             158             180
Total debt                                                            2,519           2,722           2,762
------------------------------------------------------------------------------------------------------------


Fresenius Medical Care AG, November 2, 2004                             10 of 15

Fresenius Medical Care AG
Cash Flow Statement
--------------------------------------------------------------------------------
Nine Months Ended September 30,                              2004          2003
(in US-$ million)
(unaudited)

Operating activities
Net income                                                    294           237
Depreciation / amortization                                   171           159
Change in working capital and other non cash items             95           107
Cash flow from operating activities                           560           503

Investing activities
Purchases of property, plant and equipment                   (156)         (141)
Proceeds from sale of property, plant and equipment            13            12
Capital expenditures, net                                    (143)         (129)
Free Cash flow                                                417           374

Acquisitions, net of cash acquired                            (74)          (79)
Free Cash flow after investing activities                     343           295

Financing activities
Redemption of Series D Preferred Stock                         --            (9)
Change in accounts receivable securitization program          (91)         (266)
Change in intercompany debt                                   (23)           89
Change in other debt                                          (95)          (14)
Dividends paid                                               (122)         (108)
Cash flow from financing activities                          (331)         (308)

Effects of exchange rates on cash                              (2)           10
Net increase (decrease) in cash                                10            (3)

Cash at beginning of period                                    48            65
Cash at end of period                                          58            62
--------------------------------------------------------------------------------


Fresenius Medical Care AG, November 2, 2004                             11 of 15

Fresenius Medical Care AG
Quarterly Performance Scorecard - Revenue
-----------------------------------------------------------------------------------------------------------
Three months ended September 30,                                    2004       cc           2003        cc
(in US-$ thousands, except per-treatment revenue)
North America
Net revenue*                                                   1,078,305                 977,710
Growth year-over-year*                                              10.3%                    3.2%

Dialysis Care*                                                   971,419                 872,582
Growth year-over-year*                                              11.3%                    4.6%
Per treatment                                                        291                     279
Sequential growth                                                    0.9%                    1.4%
Growth year-over-year                                                4.4%                   -1.1%

Dialysis Products
incl. internal sales                                             198,884                 193,580
Growth year-over-year                                                2.7%                    1.0%

Dialysis Products
incl. internal sales                                             198,884                 193,580
less internal sales                                              (91,998)                (88,452)
External sales                                                   106,886                 105,128
less sales to other vertically integrated dialysis companies     (10,381)                 (8,405)
and to leasing company of dialysis machines leased back
less adsorber business sales                                      (1,215)                 (1,012)
Dialysis Products sales to available external market              95,290                  95,711
Growth year-over-year                                               -0.4%                    3.6%

International
Net revenue                                                      498,313                 431,731
Growth year-over-year                                               15.4%     7.9%          27.6%     15.7%

Dialysis Care                                                    177,444                 145,510
Growth year-over-year                                               21.9%    14.1%          35.0%     21.8%
Per treatment                                                        119      111            103        93
Sequential growth                                                   -2.4%                    3.4%
Growth year-over-year                                               15.8%     8.3%          16.0%      4.6%

Dialysis Products
incl. internal sales                                             356,587                 316,769
less internal sales                                              (35,718)                (30,548)
External sales                                                   320,869                 286,221

Dialysis Products
incl. internal sales                                             356,587                 316,769
Growth year-over-year                                               12.6%     5.0%          24.4%     13.0%
External sales                                                   320,869                 286,221
Growth year-over-year                                               12.1%     4.7%          24.2%     12.9%
-----------------------------------------------------------------------------------------------------------

cc = at constant exchange rates
* including Cardio Vascular Resources in 2004


Fresenius Medical Care AG, November 2, 2004                             12 of 15

Fresenius Medical Care AG
Quarterly Performance Scorecard - Dialysis Care Volume
------------------------------------------------------------------------------------------------
Three months ended September 30,                                            2004           2003
North America
Number of treatments                                                   3,257,708      3,134,625
Treatments per day                                                        41,233         39,679
Per day sequential growth                                                    0.3%           0.5%
Per day year-over-year growth                                                3.9%           6.0%
of which:
- Acquisitions                                                               1.3%           0.7%
- Same store growth year-over-year                                           3.2%           4.0%
- Adjustment for method II to method I transfer                               --            2.1%
- Adjustments for closed/sold facilities, yield and other                   -0.6%          -0.8%

International
Number of treatments                                                   1,489,132      1,413,626
Same store growth year-over-year                                             3.8%           8.1%
------------------------------------------------------------------------------------------------


Fresenius Medical Care AG
Quarterly Performance Scorecard - Expenses
------------------------------------------------------------------------------------------------
Three months ended September 30,                                            2004           2003

North America
Costs of revenue and operating expenses
Percent of revenue                                                          86.0%          86.0%
Selling, general and administrative
Percent of revenue                                                          14.3%          13.6%
Bad debt expenses
Percent of revenue                                                           2.6%           2.6%
Dialysis Care operating expenses/Treatment (in US-$)                         252            243
Sequential growth                                                            0.1%           0.7%
Growth year-over-year                                                        4.0%          -2.1%

Total Group
Costs of revenue and operating expenses
Percent of revenue                                                          86.4%          86.0%
Selling, general and administrative
Percent of revenue                                                          18.5%          18.0%
Effective tax rate                                                          39.8%          39.1%
------------------------------------------------------------------------------------------------


Fresenius Medical Care AG, November 2, 2004                             13 of 15

Fresenius Medical Care AG
Quarterly Performance Scorecard - Cash Flow/Investing Activities
-----------------------------------------------------------------------------------------------
Three months ended September 30,                                           2004           2003
(in US-$ thousands, except number of de novos)
Total Group
Operating Cash Flow                                                     209,177        202,827
Percent of revenue                                                         13.3%          14.4%

Free Cash Flow, before acquisitions                                     160,840        151,729
Percent of revenue                                                         10.2%          10.8%

Acquisitions, net                                                        22,035         21,576

Capital expenditures, net                                                48,336         51,098
Percent of revenue                                                          3.1%           3.6%

Maintenance                                                              28,593         17,200
Percent of revenue                                                          1.8%           1.2%

Growth                                                                   19,743         33,898
Percent of revenue                                                          1.3%           2.4%

Number of de novos                                                           10             26
North America                                                                 5              5
International                                                                 5             21
-----------------------------------------------------------------------------------------------


Fresenius Medical Care AG
Quarterly Performance Scorecard - Balance Sheet
-----------------------------------------------------------------------------------------------
Three months ended September 30,                                           2004           2003

Total Group
Debt (in US-$ million)                                                    2,519          2,762
Debt/EBITDA                                                                 2.3            2.9

North America
Days sales outstanding                                                       66             73
Sequential development                                                     -4.3%          -3.9%
Year-over-year development                                                 -9.6%          -9.9%

International
Days sales outstanding                                                      124            137
Sequential development                                                      1.6%           0.7%
Year-over-year development                                                 -9.5%          -2.8%
-----------------------------------------------------------------------------------------------


Fresenius Medical Care AG, November 2, 2004                             14 of 15

Fresenius Medical Care AG
Quarterly Performance Scorecard
-----------------------------------------------------------------------------------------------
Three months ended September 30,                                           2004           2003
Clinical Performance
North America
Urea reduction >= 65%                                                        91%            89%
Single Pool Kt/v > 1.2                                                       94%            93%
Hemoglobin >= 11g/dl                                                         81%            77%
Albumin >= 3.5 g/dl *                                                        80%            81%
Hospitalization Days per patient (FY 2003 vs. FY 2002)                     13.1           13.3


Demographics
North America
Average age (yr)                                                             61             61
Average time on dialysis (yr)                                               3.4            3.3
Average body weight (kg)                                                     76             76
Prevalence of diabetes                                                       52%            54%
-----------------------------------------------------------------------------------------------

* International standard BCR CRM470


Fresenius Medical Care AG, November 2, 2004                             15 of 15